UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

LATTICE SEMICONDUCTOR CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

518415104
(CUSIP Number)

Zhou Yang
Tsinghua Unigroup International Co., Ltd.
F10 Unis Plaza
Tsinghua Science Park
Haidian District, Beijing, PRC 100084
Telephone:  13051259506

with a copy to:
J. Warren Gorrell, Jr.
Joseph E. Gilligan
Hogan Lovells US LLP
555 Thirteenth Street, N.W.
Washington, D.C. 20004-1109
(202) 637-5600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

April 4, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	518415104	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Tsinghua Unigroup International Co., Ltd.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

7,223,483

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

7,223,483

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,223,483

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	o

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*

6.07%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

* See Item 5, Interest in the Securities of the Issuer, below.

CUSIP NO.	518415104	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Tsinghua Unigroup Capital Management Co., Ltd.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

7,223,483

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

7,223,483

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,223,483

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*

6.07%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*  See Item 5, Interest in the Securities of the Issuer, below.

CUSIP NO.	518415104	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Tsinghua Unigroup Co., Ltd.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

7,223,483

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

7,223,483

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,223,483

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*

6.07%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*  See Item 5, Interest in the Securities of the Issuer, below.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Lattice Semiconductor Corporation (the "Issuer"). The Issuer's principal executive offices are located at 111SW Fifth Avenue, Suite 700, Portland, Oregon 97204.
Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (1) Tsinghua Unigroup International Co., Ltd. ("Tsinghua International"), a business company with limited liability incorporated under the laws of the British Virgin Islands, (2) Tsinghua Unigroup Capital Management Co., Ltd., a corporation  incorporated under the laws of the People's Republic of China ("PRC") ("Tsinghua Capital") and (3) Tsinghua Unigroup Ltd. ("Tsinghua Unigroup"), a corporation incorporated under the laws of the PRC. Tsinghua Unigroup holds 100% of the outstanding voting stock of Tsinghua Capital and Tsinghua Capital holds 100% of the voting stock of Tsinghua International.

Zhao Weiguo, a PRC citizen, is the Chairman of the Board of Directors of each of Tsinghua Unigroup and Tsinghua Capital and is a director of Tsinghua International. Mr. Zhao expressly disclaims beneficial ownership with respect to the 7,223,483 shares  of Common Stock beneficially owned by Tsinghua Unigroup, Tsinghua Capital and Tsinghua International.

(b) The business address of each of the Reporting Persons is F10 Unis Plaza, Tsinghua Science Park, Haidian District, Beijing, PRC 100084.

(c) Tsinghua Unigroup focuses on investments in the technology industry in China. Tsinghua Capital is the intermediate holding company for Tsinghua International, which is Tsinghua Unigroup's offshore investment entity. The principal business of each of Tsinghua Unigroup, Tsinghua Capital and Tsinghua International is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto.
(d) During the last five years no Reporting Person nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, no Reporting Person nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.
(f) Tsinghua International is organized under the laws of the British Virgin Islands.  Tsinghua Unigroup and Tsinghua Capital are organized under the laws of the PRC. The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of each of the Reporting Persons are set forth on Annex A hereto.
Item 3.	Source and Amount of Funds or Other Consideration

The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 7,223,483 consisting entirely of shares of Common Stock for which an aggregate consideration of approximately $41,588,267 has been paid. The source of the funds used to purchase the shares described above is working capital of the Reporting Persons.

Item 4.	Purpose of the Transaction

The Reporting Persons acquired the shares of Common Stock described herein for investment purposes. Neither the Reporting Persons nor any of the persons listed in Annex A has any present plans or proposals that relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D. The Reporting Persons intend to continuously review their investments in the Issuer and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them, (iii) to enter into discussions with management regarding a possible commercial agreement or arrangement with the Issuer, or (iv) to take any other available course of action. In reaching any decisions as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons and their affiliates; developments with respect to the business of the Reporting Persons and their affiliates; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number of shares of Common Stock and the percentage of total outstanding shares of Common Stock beneficially owned by the Reporting Persons is set forth below. The aggregate percentage of shares of Common Stock owned by the Reporting Persons is based upon 118,994,539 shares of Common Stock outstanding as of February 26, 2016, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2016.
Tsinghua International beneficially owns 7,223,483 shares of Common Stock, which represents approximately 6.07% of the outstanding shares of Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.
Tsinghua Capital, as the direct parent company of Tsinghua International, also may be deemed to beneficially own the 7,223,483 shares of Common Stock.
Tsinghua Unigroup, as an indirect, but controlling parent of Tsinghua International, also may be deemed to beneficially own the 7,223,483 shares of Common Stock.
Zhao Weiguo is the Chairman of the Board of Directors of Tsinghua Unigroup and a director of each of Tsinghua Capital and Tsinghua International.  Mr. Zhao expressly disclaims beneficial ownership with respect to the 7,223,483 shares of Common Stock beneficially owned by Tsinghua Unigroup, Tsinghua Capital and Tsinghua International.
(b) Each of Tsinghua Unigroup, Tsinghua Capital and Tsinghua International may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of an aggregate of 7,223,483 shares of Common Stock.
(c) The transactions in the shares of Common Stock by the Reporting Persons during the past sixty days are set forth in Annex B and are incorporated herein by reference.
(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On April 12, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements of Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be filed as Exhibits

Exhibit Number	Description of Exhibit

99.1	Joint Filing Agreement, dated April 12, 2016, by and among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 13, 2016.

Tsinghua Unigroup International Co., Ltd.

By:	/s/ ZHAO Weiguo
Name:	ZHAO Weiguo
Title:	Director

Tsinghua Unigroup Capital Management Co., Ltd.

By:	/s/ ZHAO Weiguo
Name:	ZHAO Weiguo
Title:	Chairman

Tsinghua Unigroup Co., Ltd.

By:	/s/ ZHAO Weiguo
Name:	ZHAO Weiguo
Title:	Chairman

ANNEX A

Directors and Officers of Reporting Persons

Name and Position	Principal Business Address	Principal Occupation	Citizenship
Tsinghua Unigroup Co., Ltd.
ZHAO, Weiguo Chairman of the Board of Directors	10F, Unis Plaza, Tsinghua Science Park, Haidian District, Beijing 1000084	Chairman of the Board of Directors of Tsinghua Unigroup Co., Ltd.	People's Republic of China
LI, Yanhe Vice Chairman of the Board of Directors	25F, Building A, Tsinghua Science Park, Haidian District, Beijing 1000084	Vice President of Tsinghua Holdings Co., Ltd.	People's Republic of China
LI, Zhongxiang Vice Chairman of the Board of Directors	25F, Building A, Tsinghua Science Park, Haidian District, Beijing 1000084	Vice President of Tsinghua Holdings Co., Ltd.	People's Republic of China
ZHAO, Yanlai Director	25F, Building A, Tsinghua Science Park, Haidian District, Beijing 1000084	Assistant President of Tsinghua Holdings Co., Ltd.	People's Republic of China
LI, Yi Director, Senior Vice President	10F, Unis Plaza, Tsinghua Science Park, Haidian District, Beijing 1000084	Director and Senior Vice President of Tsinghua Unigroup Co., Ltd.	People's Republic of China
ZHANG, Yadong Director, President	6F, Unis Plaza, Tsinghua Science Park, Haidian District, Beijing 1000084	Director and President of Tsinghua Unigroup Co., Ltd.	People's Republic of China
CAO, Yuangang Director	25F, Building A, Tsinghua Science Park, Haidian District, Beijing 1000084	Assistant President of Tsinghua Holdings Co., Ltd.	People's Republic of China

Tsinghua Unigroup Capital Management Co., Ltd.
ZHAO, Weiguo Chairman of the Board of Directors	10F, Unis Plaza, Tsinghua Science Park, Haidian District, Beijing 1000084	Chairman of the Board of Directors of Tsinghua Unigroup Co., Ltd.	People's Republic of China
ZHANG, Yadong Director	10F, Unis Plaza, Tsinghua Science Park, Haidian District, Beijing 1000084	Director and President of Tsinghua Unigroup Co., Ltd.	People's Republic of China
ZHENG, Bo Director	6F, Unis Plaza, Tsinghua Science Park, Haidian District, Beijing 1000084	General Manager of the Investment Management Department, Tsinghua Unigroup Co., Ltd.	People's Republic of China

Tsinghua Unigroup International Co., Ltd.
ZHAO, Weiguo Director	10F, Unis Plaza, Tsinghua Science Park, Haidian District, Beijing 1000084	Chairman of the Board of Directors of Tsinghua Unigroup Co., Ltd.	People's Republic of China
ZHANG, Yadong Director	10F, Unis Plaza, Tsinghua Science Park, Haidian District, Beijing 1000084	Director and President of Tsinghua Unigroup Co., Ltd.	People's Republic of China

ANNEX B

Transactions in the Shares During the Past Sixty Days

Date of Transaction	Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share ($)
February 24, 2016	Open Market Purchase	300	6.17
February 25, 2016	Open Market Purchase	370,000	6.09
February 26, 2016	Open Market Purchase	200,000	6.08
March 1, 2016	Open Market Purchase	1,167,196	5.72
March 2, 2016	Open Market Purchase	347,967	5.61
March 3, 2016	Open Market Purchase	577,625	5.69
March 7, 2016	Open Market Purchase	124,399	5.71
March 8, 2016	Open Market Purchase	134,240	5.71
March 9, 2016	Open Market Purchase	25,414	5.69
March 10, 2016	Open Market Purchase	1,122,350	5.81
March 10, 2016	Open Market Purchase	20,443	5.78
March 14, 2016	Open Market Purchase	132,364	5.94
March 15, 2016	Open Market Purchase	274,891	5.90
March 16, 2016	Open Market Purchase	25,803	5.89
March 17, 2016	Open Market Purchase	74,915	6.00
March 21, 2016	Open Market Purchase	161,107	6.20
March 22, 2016	Open Market Purchase	194,168	6.15
March 23, 2016	Open Market Purchase	435,381	6.18
March 24, 2016	Open Market Purchase	237,643	5.89
March 28, 2016	Open Market Purchase	21,244	5.77
March 29, 2016	Open Market Purchase	19,629	5.84
March 30, 2016	Open Market Purchase	90,000	5.96
April 4, 2016	Open Market Purchase	241,576	5.44
April 5, 2016	Open Market Purchase	354,320	5.44
April 6, 2016	Open Market Purchase	85,040	5.25
April 7, 2016	Open Market Purchase	218,602	5.35
April 8, 2016	Open Market Purchase	248,459	5.31
April 11, 2016	Open Market Purchase	116,876	5.42
April 12, 2016	Open Market Purchase	201,531	5.31

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned hereby agree as follows:
(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them.
(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; provided that none of them is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
(iii) This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Date: April 12, 2016

Tsinghua Unigroup International Co., Ltd.

By:	/s/ ZHAO Weiguo
Name:	ZHAO Weiguo
Title:	Director

Tsinghua Unigroup Capital Management Co., Ltd.

By:	/s/ ZHAO Weiguo
Name:	ZHAO Weiguo
Title:	Chairman

Tsinghua Unigroup Co., Ltd.

By:	/s/ ZHAO Weiguo
Name:	ZHAO Weiguo
Title:	Chairman